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                              PHARMAINVEST, L.L.C.

                                                               November 20, 1997

                 OFFER TO PURCHASE AT $12,000 PER UNIT IN CASH

Dear Limited Partner of ALZA TTS Research Partners, Ltd.:

    PharmaInvest is offering to purchase up to 1,400 units of limited partnership interest (the "Units") of ALZA TTS Research Partners (the "Partnership") for $12,000 per Unit in cash (the "Purchase Price"). Pursuant to the requirements for registered tender offers, we have detailed the terms and conditions of the offer in the Offer to Purchase, which is enclosed with this letter. The general partner of the Partnership will be mailing a comment on the Offer to you in approximately 10 business days. WE URGE YOU READ THE ENCLOSED MATERIAL CAREFULLY IN ORDER TO EVALUATE THE OFFER.

    PharmaInvest was formed to acquire royalty interests that derive cash flow from the sales of biotechnology and pharmaceutical products. The principal asset of the Partnership is a royalty on the sales of Duragesic-Registered Trademark-, a pharmaceutical product within the scope of PharmaInvest's investment objectives. As a result, any Units acquired in the Offer will represent one component of a portfolio of other similar investments that PharmaInvest is now assembling. Through diversification, PharmaInvest expects to address the risks that may arise from holding a royalty interest in a single pharmaceutical product.

    The Units were originally sold to you at $5,000 in 1983. From inception through today, an original holder has received cash distributions of $7,143 per Unit. The $12,000 Purchase Price would enable you to realize a substantial return today, in lieu of receiving periodic payments over the next 8 to 9 years. In addition, there is the potential for substantial tax savings, in that the proceeds from tendering your Units would likely be taxed at today's federal capital gain rate of 20%, rather than at ordinary income rates of up to 39.6%.

Following are some important features of the Offer:

- PREMIUM TO HISTORICAL OFFERS. Since there is no trading market in the Units, the price at which Units are bought and sold varies greatly depending on the venue in which buyers and sellers are matched. On various partnership matching services of which the Purchaser is aware, approximately 15 Units have been auctioned to the highest bidder over the last 12 months. According to Partnership Spectrum, in this venue Units have sold for a weighted average price of $8,889 over the last year, with the highest price of which PharmaInvest is aware having been $10,625 (after commissions and the anticipated distribution of $700 that will be made to Holders in December). In addition, there have been a number of unregistered offers made directly to Holders, the most recent of which PharmaInvest is aware was priced at $6,000 per Unit ($4,600 after adjusting for distributions made or expected to be made prior to the closing of the Offer).

- POTENTIAL TAX BENEFIT, ENHANCED BY CHANGE IN CAPITAL GAIN RATES TO 20%. Each Holder is generally taxable on his or her allocable share of Partnership profits, which are ordinary income. Ordinary income is taxed to individuals at rates of up to 39.6% at the federal level. The gain resulting from the sale of a Unit generally should be taxed to Holders at capital gain rates (currently 20% for most individuals disposing of capital assets held more than 18 months). A Holder who has been a limited partner since the original offering will generally have no basis in the Units. As a result, all or substantially all of the Purchase Price should be taxable as capital gain. The Purchaser is not expressing an opinion as to the tax consequences of tendering Units. Holders are strongly advised to consult their tax advisors with respect to the tax consequences of accepting the Offer.
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    The following example illustrates the potential federal income tax consequences to Holders for whom the Units are capital assets that have no remaining basis and have been held for more than 18 months. Note that the example does not reflect the impact, if any, of state and local taxes on the disposition or retention of the Units.

Accepting the Offer:
Purchase Price.....................................................  $  12,000
Less: federal capital gains tax (20%)..............................     (2,400)
                                                                     ---------
Net proceeds.......................................................  $   9,600

Retaining your Units:
Distributions for the preceding 12 months..........................  $   2,418
Less: federal ordinary income tax (39.6%)..........................       (957)
                                                                     ---------
Net distributions..................................................  $   1,461

Net proceeds as a multiple of last 12 months distributions
  (net of federal taxes):..........................................      6.5 x

    AS SHOWN ABOVE, BASED ON THE LAST 12 MONTHS AFTER-TAX DISTRIBUTIONS OF $1,461, A HOLDER WHO RETAINS HIS/HER UNITS WOULD HAVE TO HOLD THE UNITS FOR AN ADDITIONAL 6 1/2 YEARS TO REALIZE THE $9,600 OF AFTER-TAX PROCEEDS RECEIVED BY ACCEPTING THE OFFER.

- SIMPLIFIED TAX RETURNS. The Offer may be attractive to certain Holders who wish in the future to avoid the expenses, delays and complications of filing complex income tax returns resulting from Form K-1s necessitated by ownership of Units.

- LIQUIDITY OPPORTUNITY. The Offer provides each Holder the opportunity to liquidate his or her investment in the Partnership without transfer fees and transaction costs generally incurred in secondary market sales. Although there are limited resale mechanisms available to Holders through partnership matching services, there is no formal trading market for the Units.

- VALUE DEPENDENT ON ONE PRODUCT. The bulk of the Partnership's value is based on the right to receive royalties on the sales of Duragesic. While the sales of Duragesic have grown over the last several years, there can be no assurance that they will continue to do so. ALZA and its marketing partner for Duragesic, Jannsen Pharmaceutica, are developing E-transfentanyl, a product that may be competitive with Duragesic. The Offer enables a Holder the opportunity to eliminate uncertainty with respect to future sales of Duragesic.

    Please review the enclosed Offer to Purchase carefully. As the Offer is available for a limited period of time, we urge you to tender your Units promptly by completing and signing page 2 of the Letter of Transmittal and returning the Letter of Transmittal in the enclosed postage-paid envelope to the Depositary. The Offer will expire at 12:00 midnight, New York City time, December 19, 1997.

    If you have any questions or need assistance, please call our information agent, MacKenzie Partners, Inc., at (800) 322-2885.

                                          Sincerely,

                                          PharmaInvest, L.L.C.

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